SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 22, 2016.

To

Brazilian Securities and Exchange Commission – CVM

Rua Cincinato Braga, 340

CEP: 01333-010

São Paulo – SP

Headquarters: Rua 7 de Setembro, 111

CEP: 20050-901

Rio de Janeiro/RJ

c/o:    Nelson Barroso Ortega

Corporate Oversight Department

Ref.: Official Letter 2554/2016-SAE/GAE 2

“Dear Sirs,

The news item published in the Valor Econômico newspaper on June 21, 2016, includes, among other information, the following statements:

•         the sale of polyethylene produced by Braskem Idesa in the Petrochemical Complex in Mexico, whose opening ceremony will take place on Wednesday, will generate additional revenue of US$1.5 billion to the Brazilian petrochemical company, Braskem, considering its regular operation in one year;

•         this year's contribution to the company’s revenue should range between US$650 million and US$700 million.

We did not identify this information in the documents sent by the company through the Empresas.NET System. In case this information is contradictory, please inform the document and pages that include the information and the date and time when such information was sent.

It is worth emphasizing that the company must disclose periodic, eventual and other information of interest to the market through the Empresas.NET System, thereby ensuring its ample and immediate dissemination and the equitable treatment of its investors and other market participants.

1

We would therefore request that you provide us with clarification regarding these matters by June 22, 2016, without prejudice to the provisions in the sole paragraph of article 6 of CVM Instruction 358/02, confirming their veracity or otherwise, as well as any other information deemed important.

We recall that the Reference Form (item 11 – Guidance) must be updated in up to seven (7) business days as of the change or disclosure of new guidance or estimates (item IX of paragraph 3 and item V of paragraph 4 of article 24 of CVM Instruction 480/09), without prejudice to the disclosure of a Material Fact, in accordance with article 3 of CVM Instruction 358/02.

In addition, we recall that, in case of disclosure of guidance or estimates, the issuer must contrast, every three months, in the appropriate field of the quarterly financial information (ITR) and the standardized financial statements (DFP), the guidance disclosed in the reference form and the results effectively obtained in the quarter, pointing out eventual differences (paragraph 4 of article 20 of CVM Instruction 480/09).

We emphasize the obligation, in accordance with the sole paragraph of article 4 of CVM Instruction 358/02, to inquire the administrators and the controlling shareholders of the company, in order to ascertain whether they are aware of information that should be disclosed to the market.

The content of the abovementioned request should be transcribed before the answer of said company on the file to be sent.

This request is under the scope of the Cooperation Agreement entered into by the Brazilian Securities and Exchange Commission (CVM) and the BM&FBOVESPA – Securities, Commodities and Futures Exchange on December 13, 2011, and the non-compliance may subject the company to an eventual punitive fine by the Corporate Relations Department (SEP) of the CVM, pursuant to CVM Instruction 452/07.”

Regarding the news article in reference, the Company clarifies to the market that the information mentioned by the CEO of Braskem Idesa – a subsidiary of Braskem – regarding revenue generated by the Petrochemical Complex in Mexico is not recognized by Braskem and does not mean any guidance provided by the Company.

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Challenged by the Chief Investors Relations Officer of Braskem to clarify the methodology and parameters used for calculating the values mentioned in the news article, the CEO of Braskem Idesa announced that the US$1.5 billion amount was calculated by him multiplying the following factors:

A.   Total capacity of Braskem Idesa's polyethylene plant: 1.05 million tons per year, as disclosed in the Notice to the Market published by Braskem on April 6 of the current year.

B.    Estimate prepared by IHS consulting firm regarding the price per ton of polyethylene, based on the U.S. Gulf Coast reference disclosed in item 4.1 of the Reference Form, filed by the Company on May 31 of the current year.

With respect to revenue amount ranging from US$650 million and US$700 million, the CEO of Braskem Idesa announced that he used the same calculation method mentioned above, proportionally, considering the beginning of production along 2016 and the plant startup process, which is consistent with public reports disclosed by market analysts when estimating the project operation rate for the current year.

It is important to highlight that revenue alone, of a given project, does not impact the share price of a company, as it does not constitute a return metrics.

We remain at your disposal to provide any further clarification deemed necessary.

Sincerely,

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.